

03051644

SECURITI[illegible] [illegible]NGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 03 2003

SEC FILE NUMBER
8-052765

8-52181-CA

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRINIX SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2859 SUMMIT DRIVE, SUITE A
(No. and Street)

ESCONDIDO (City) CA (State) 92025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID LAURENT 212-514-5411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT.
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY, (City) (State) 03053 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, DAVID LAURENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRINIX SECURITIES, LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
STATE OF NEVADA
County of Clark
MITCH HERRINGTON
No: 97-4686-1
My Appointment Expires Dec. 27, 2005

Signature

MANAGING MEMBER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRINIX SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Members'
Trinix Securities, LLC
Escondido, CA

We have audited the accompanying statement of financial condition of Trinix Securities, LLC, (the Company) as of December 31, 2002, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trinix Securities, LLC at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
March 26, 2002

TRINIX SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$	29,309
Receivable from broker-dealers		257,723
Securities owned:		
Marketable, at market value		63,112
Deposits with clearing organizations and others		9,144
Equipment, software, leasehold improvements, and intangible assets, at cost, less accumulated depreciation and amortization of $85,256		241,129
Total assets	$	600,417

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	197,703
Securities sold not yet purchased, at market value	$	9,367
Capital lease payable		26,506
Total liabilities		233,576
Members' equity - Managing members, Class A		45,389
Members' equity - Non-managing members, Class B		321,452
Total members' equity		366,841
Total liabilities and members' equity	$	600,417

The accompanying notes are an integral part of these financial statements.

TRINIX SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Short-term trading income	$ 4,554,444
Commission income	252,493
Interest and dividend income	23,512
Other income	1,459,869
Total revenue	6,290,318
Expenses:	
Employee compensation and benefits	1,007,846
Floor brokerage, exchange, and clearance fees	848,230
Communications and data processing	388,959
Interest and dividends	43,249
Occupancy	341,744
Other operating expenses	350,400
Total expenses	2,980,428
Net operating income	3,309,890
Non-operating income and (expenses)	
Loss on retirement of equipment	(202,111)
Net income	3,107,779

The accompanying notes are an integral part of these financial statements.

TRINIX SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Class A	Class B	Total
Members' equity at beginning of year	$ (250,307)	1,798,846	1,548,539
Share of net income (loss)	(34,306)	3,142,085	3,107,779
Contributions	330,002	275,427	605,429
Members' distributions	-	(4,894,906)	(4,894,906)
Members' equity at end of year	$ 45,389	$ 321,452	$ 366,841

The accompanying notes are an integral part of these financial statements.

TRINIX SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:		
Net income (loss)	$	3,107,779
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		125,453
Loss on retirement of equipment		202,111
(Increase) decrease in operating assets:		
Decrease in receivable from broker-dealers		1,144,362
Decrease in marketable securities		57,966
Decrease in deposits		88,363
Decrease in prepaid expenses		27,697
Increase (decrease) in operating liabilities:		
Decrease in accounts payable, accrued expenses		(355,550)
Increase in securities sold short not yet purchased		9,367
Decrease in members' security deposit		(25,000)
Total adjustments		1,274,769
Net cash provided in operating activities		4,382,548
Cash flows from investing activities:		
Purchase of fixed assets		(69,817)
Net cash used by investing activities		(69,817)
Cash flows from financing activities:		
Principle payments under capital lease obligations		(15,839)
Members' contributions - Class A		330,002
Members' contributions - Class B		275,427
Members' distributions - Class B		(4,894,906)
Net cash used by financing activities		(4,305,316)
Net increase in cash		7,415
Cash at beginning of year		21,894
Cash at end of year	$	29,309

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:		
Interest	$	53,998
Income taxes	$	-

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

TRINIX SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in Delaware in August, 2000. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company's principle business is electronic day trading of listed and over-the-counter (OTC) equities and OTC option contracts.

Organizational Structure

The Company is organized as a Limited Liability Corporation. Under this form of organization, the members are not liable for the debts of Trinix Securities, LLC.

The Company has two classes of Members' interests: Class A interests and Class B interests. Only Class A Members' participate in the management functions in the business of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expenses

Trading revenue and related expenses are recognized on the accrual basis using the trade date.

Marketable Securities

Marketable securities are valued at market value; realized and unrealized gains and losses are reflected in revenue. Securities transactions of the Company are recorded on a trade date basis.

TRINIX SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2002

Fixed Assets

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement, or the term of the lease. Software and intangible assets are amortized over three and eighteen years, respectively. Upon retirement or disposal of assets, the cost and accumulated depreciation is eliminated from the accounts and the resulting gain or loss is included in income. Depreciation and amortization expense for 2002 was $125,453.

NOTE 2 - TAXES ON INCOME

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

NOTE 3 - NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $130,326 at December 31, 2002, which exceeded required net capital of $100,000 by $30,326. The ratio of aggregate indebtedness to net capital at December 31, 2002 was 172%.

TRINIX SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2002

NOTE 4 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is a lessee under a capital lease of computer equipment expiring in May 2004. The total cost and accumulated depreciation of the equipment under capital lease was $50,629 and $16,033, respectively.

The future minimum lease payments under the capital lease are as follows at December 31, 2002:

Future minimum lease payments	$29,333
Less: amount representing interest	(2,827)
Present value of net minimum lease payments	$26,506

TRINIX SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2002

TRINIX SECURITIES, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2002

Total members' equity from statement of financial condition	$	366,841
Total nonallowable assets from statement of financial condition		223,767
Net capital before haircuts on securities positions		143,074
Haircuts on securities		12,748
Net capital	$	130,326
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	224,209
Total aggregate indebtedness	$	224,209
Percentage of aggregate indebtedness to net capital		172.0%
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of A.I.)	$	14,947
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	30,326
Excess net capital at 1000%	$	107,905

There were no material differences between the audited computation of net capital and the one reported on the FOCUS IIA.

SCHEDULE II

TRINIX SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2002

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN
Certified Public Accountant

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Members'
Trinix Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Trinix Securities, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
March 26, 2003

EFG Capital International Corp.
(a wholly-owned subsidiary of EFG Private Bank S.A.)

Table of Contents

Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors
of EFG Capital International Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of EFG Capital International Corp. (a wholly-owned subsidiary of EFG Private Bank S.A.) at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 14, 2003

EFG Capital International Corp.
(a wholly-owned subsidiary of EFG Private Bank S.A.)
Statement of Financial Condition
December 31, 2002

ASSETS	
Cash and cash equivalents	$ 2,899,350
Receivable from customer	16,563
Accounts receivable	186,612
Due from affiliates	130,332
Due from employees	173,274
Furniture, equipment and leasehold improvements, net	162,599
Deferred tax asset	3,230,000
Other assets	46,893
Total assets	$ 6,845,623
LIABILITIES AND STOCKHOLDER'S EQUITY	
Payable to broker-dealer	$ 16,488
Accrued expenses and other liabilities	324,371
Total liabilities	$ 340,859
Commitments (Note 7)	
Stockholder's equity:	
Common stock ($.01 par value, 1,000 shares authorized, issued and outstanding)	10
Additional paid-in capital	14,699,990
Accumulated deficit	(8,195,236)
Total stockholder's equity	6,504,764
Total liabilities and stockholder's equity	$ 6,845,623

The accompanying notes are an integral part of these financial statements.

EFG Capital International Corp.
(a wholly-owned subsidiary of EFG Private Bank S.A.)
Notes to Financial Statement
December 31, 2002

1. Organization:

EFG Capital International Corp. ("EFG" or the "Company") is a wholly-owned subsidiary of EFG Private Bank S.A. (the "Parent") who with its ultimate parent, EFG Bank European Financial Group, are headquartered in Switzerland. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is a self-clearing broker-dealer that provides its customers with investment and brokerage related financial services. The Company utilizes either a third party or the Parent to settle all trades. Custody of securities owned by customers of the Company is maintained by the Parent. Additionally, the Parent, or its affiliates, earns commissions from products and services it may provide to these customers.

2. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are significant in the near or medium term relate to the determination of the valuation allowance on the deferred tax asset.

Securities Transactions

Customers' securities transactions and the related commission revenues and expenses are recorded on settlement date, generally the third business day following the transaction. Commission revenues and expenses on a trade date basis are not materially different from commission revenues and expenses on a settlement date basis.

Receivable from customers and payable to broker-dealers represents security transactions that have not settled as of December 31, 2002.

The Company generates fees from the placement of customer funds with certain mutual funds which are recorded as accounts receivable on the statement of financial condition. Fees are earned based on contractual agreements with the various funds.

Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements are recorded at cost. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation of furniture and equipment is provided on the straight-line basis using estimated useful lives of 3 to 5 years. Leasehold improvements are amortized over the term of the lease.

Cash and Cash Equivalents

The Company classifies all highly liquid instruments with original maturities of three months or less from date of purchase as cash equivalents. The Company has provided a security interest in a $150,000 certificate of deposit to cover any overdrafts on EFG's account. At December 31, 2002, there were no overdrafts outstanding.

Income Taxes

The Company is subject to federal and state income taxes. The Company utilized an asset and liability approach to accounting for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax asset will not be realized over our forecasted horizon.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company's financial instruments at December 31, 2002 consisted primarily of receivables from affiliates, employees and other third parties and accrued expenses.

New Accounting Pronouncement

On November 25, 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (FIN 45), *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"*. FIN 45 clarifies the requirements of the FASB Statements No. 5, *"Accounting for Contingencies"*, relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The Interpretation's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements after December 15, 2002. See Note 9 for disclosures related to these liabilities. The Company does not expect the recognition and measurement of these liabilities to have a material impact on the Company's financial condition or results of operations.

3. **Cash Segregated under Federal Regulations:**

The Company periodically segregates cash in a special reserve bank account under the provisions of subparagraph k(2)(i) of Rule 15c3-3 of the SEC to comply with possession or control requirements. At December 31, 2002, no cash has been segregated.

4. **Furniture, Equipment and Leasehold Improvements, Net:**

Furniture, equipment and leasehold improvements, net, consisted of the following at December 31, 2002:

Furniture	$	217,065
Equipment		326,999
Leasehold improvements		237,481
		781,545
Less: accumulated depreciation		(618,946)
	$	162,599

5. **Related Party Transactions:**

The Company performed broker-dealer services for the Parent and affiliates and recognized commission revenue of $762,000 for the year ended December 31, 2002. Amounts due from the parent and affiliates were $130,332 at December 31, 2002.

The Company from time-to-time advances funds to its employees at stated maturity dates and interest rates as evidenced by executed promissory notes. At December 31, 2002, advances to employees were $173,274.

Effective January 1, 2002, the Company entered into a revenue sharing agreement (the "Agreement") with the Parent which allows the Company to be compensated at an amount determined in the Agreement for the introduction of customers to the Parent. The Agreement expires on December 31, 2004. The Company earned $3,025,000 pursuant to the Agreement for the year ended December 31, 2002.

An affiliate administers a fund in which the Company's customers participate. The Company paid $32,156 in fees for these services for the year ended December 31, 2002.

6. **Net Capital Requirements:**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital equal to $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2002, the Company had net

capital (as defined) of $2,601,290, which was $2,351,290 in excess of its required net capital (as defined) of $250,000. The Company's net capital ratio was 0.13 to 1.

7. Commitments:

The Company rents office premises and telecommunications equipment under noncancellable operating lease agreements. Future minimum lease payments under these agreements as of December 31, 2002 are as follows:

Year	Amount
2003	$ 243,584
2004	251,997
2005	255,252
2006	47,830
	$ 798,663

Rental expenses in 2002 amounted to $208,231.

In December 2002, a suit was filed against the Company in relation to investments in a Peruvian bank that was seized and closed by Peruvian officials. The planitiffs, who had invested in the Peruvian bank, are seeking recovery of lost investments and various fees. The Company has notified their insurance carrier of this matter. Management intends to vigorously defend this matter. In management's opinion, the resolution of this claim will not have a material effect on the financial condition or results of operations of the Company.

8. Savings Investment Plan:

The Company maintains a 401(k) Savings Investment Plan (the "Plan") to provide retirement benefits for eligible employees. Generally, all employees who have completed six months of service are eligible to participate in the Plan. Employees may elect to make salary deferral contributions, as defined, up to $11,000 each year, adjusted annually in accordance with regulations. The Company may make discretionary annual contributions in accordance with the provisions of the Plan. The Plan contribution expense incurred by the Company in 2002 was $93,276.

9. Financial Instruments with Off-Balance Sheet and Credit Risk:

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker-dealers in order to fill its customers' orders. The Company may be required, in the unlikely event of non-delivery of securities owed by other broker-dealers, to purchase or sell the securities in the open market to correct a failed settlement. These corrective transactions to buy and sell may result in losses that are not reflected in the accompanying financial statement. This is

known as settlement risk. At December 31, 2002, the Company had recorded no liabilities with regard to this risk.

Securities transactions with other broker-dealers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker-dealers or the customer failed to perform their obligations under contractual terms. To mitigate this risk, EFG, together with its affiliates, reviews and monitors the financial condition of the broker-dealers with whom it deals, as well as the size of the transactions it performs with such broker-dealers. As further mitigation of settlement risk, EFG buys or sells securities for its customers only when it is certain that either the cash to settle or the securities to settle are available in the customer's custody account at the Parent.

10. Income Taxes:

The components of the income tax provision are as follows:

	Amount
Net operating loss carryforward	$ 4,047,195
Other	169,583
	4,216,778
Valuation allowance	(986,778)
Net deferred tax asset	$ 3,230,000

Effective January 1, 2002, the Company entered into an Agreement with the Parent which allows the Company to be compensated at an amount determined in the Agreement for the introduction of customers to the Parent. See note 5. Management periodically conducts evaluations to determine whether it is more likely than not that some or all of the deferred tax asset will be realized. As a result of this analysis, the Company has determined that a portion of the deferred tax asset will not be realized. Therefore, a partial valuation allowance has been established to offset that portion of the deferred tax asset that management has determined that will not be realized.